Exhibit 99.118

DIGIHOST PROVIDES UPDATE ON DEAL TO ACQUIRE 9,900 BITCOIN MINERS AND INCREASE HASHRATE BY 925PH

Toronto, ON – May 14, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) provides an update on its acquisition of 9,900 Bitcoin (“BTC”) miners (the “Miners”) that will increase the Company’s current hashrate by approximately 925PH to 1.145EH, previously announced in the Company’s May 12, 2021 news release. The Company is funding the purchase of the Miners with capital from its equity financings closed since the beginning of 2021 of approximately CA$54,000,000.

In connection with the purchase agreement with Northern Data AG (“Northern Data”) (ISIN: DE000A0SMU87; OTC: NDTAF) to acquire the Miners, the Company concurrently entered into a hosting agreement (the “Hosting Agreement”) with Northern Data in connection with the Miners, whereby Northern Data will provide services to the Company including the installation and hosting of the Miners. Northern Data will host the Miners in proprietary pre-manufactured performance optimized mobile data centers at the Company’s facilities for a term of three years from the date that installation of the Miners at the Company’s facilities is completed. The Miners are expected to be delivered and installed incrementally between August and December of this year, and will be 100% operational by January 2022.

The Company anticipates the costs of developing systems to supply the mobile data centres with power from the facilities will be approximately US$4.5 million, which the Company will fund with capital from its previously completed equity financings. This US$4.5 million cost represents the capital expenditure costs for the 9,900 Miners, and additional costs will need to be incurred if the purchase agreement is expanded to up to 30,000 miners (press release – May 12, 2021).

The Company also wishes to clarify that the Company’s forecast of approximately US$80 million of operating profit in 2022, disclosed in the May 12, 2021 news release, represents the anticipated operating profit from the Company’s share of the profit from the Miners, as well as the operating profit from its existing operations. The forecast was based on BTC metrics on May 12, 2021, being an approximate US$57,000 price of BTC and hashing difficulty rates as of May 12, 2021. The forecast also assumes a hashrate of 1.145EH for 2022, as well as current electricity costs and other operating costs remaining constant. Profitability of mining BTC will be materially impacted by changes in BTC prices, increases in mining difficulty rates and changes in electricity costs. There can be no assurance that the price of BTC will remain at current levels or that forecasted operating profit will be realized.

Michel Amar, the Company’s CEO, stated: “Since the beginning of the year, we have achieved operational milestones in support of our growth strategy. We are pleased to be in a position today to have the required funding, power capacity, and access to infrastructure to execute on our strategy for 2021 and beyond”.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company’s mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 200PH with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations including as a result of acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; the forecasted operating profit of US$80 million in 2022 may not be realized; further improvements to profitability and efficiency may not be realized, and changes in digital currency prices, mining difficulty rates and electricity costs may effect profiotability; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.